UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Bank, Ltd. Enters into Consent Order with the U.S. Office of the Comptroller of the Currency

Tokyo, February 22, 2019 — MUFG Bank, Ltd. (MUFG Bank), a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (MUFG), announced today that it has entered into a Consent Order[1] with the U.S. Office of the Comptroller of the Currency (OCC) relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering (BSA/AML) compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The Consent Order follows the OCC’s recent examination of MUFG Bank’s U.S. branches for BSA/AML and Office of Foreign Assets Control (OFAC) sanctions compliance. The Consent Order does not identify any illegal transactions, including any violations of OFAC regulations. The Consent Order also does not impose any monetary penalty.

The OCC has recognized that MUFG Bank made improvements to its U.S. branches’ BSA/AML compliance program prior to entering into the Consent Order and that additional improvements are underway. MUFG Bank is committed to completing the remediation set forth in the Consent Order and to enhancing its BSA/AML compliance.

In recent years, MUFG Bank has made substantial investments to strengthen its BSA/AML compliance, including by establishing a Global Financial Crimes Division headquartered in New York to oversee all financial crimes compliance, including BSA/AML compliance, OFAC sanctions compliance, and anti-corruption compliance across MUFG Bank’s worldwide operations.

MUFG and MUFG Bank are committed to conducting business with the highest levels of integrity, and to continually improving their regulatory compliance.

Notes:

[1] https://www.bk.mufg.jp/news/news2019/pdf/consentorder.pdf

-End-

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-5218-1815

MUFG Bank, Ltd.

MUFG Bank, Ltd. Enters into Consent Order with the U.S. Office of the Comptroller of the Currency

Tokyo, February 22, 2019 — MUFG Bank, Ltd. (MUFG Bank) announced today that it has entered into a Consent Order[1] with the U.S. Office of the Comptroller of the Currency (OCC) relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering (BSA/AML) compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The Consent Order follows the OCC’s recent examination of MUFG Bank’s U.S. branches for BSA/AML and Office of Foreign Assets Control (OFAC) sanctions compliance. The Consent Order does not identify any illegal transactions, including any violations of OFAC regulations. The Consent Order also does not impose any monetary penalty.

The OCC has recognized that MUFG Bank made improvements to its U.S. branches’ BSA/AML compliance program prior to entering into the Consent Order and that additional improvements are underway. MUFG Bank is committed to completing the remediation set forth in the Consent Order and to enhancing its BSA/AML compliance.

In recent years, MUFG Bank has made substantial investments to strengthen its BSA/AML compliance, including by establishing a Global Financial Crimes Division headquartered in New York to oversee all financial crimes compliance, including BSA/AML compliance, OFAC sanctions compliance, and anti-corruption compliance across MUFG Bank’s worldwide operations.

MUFG Bank is committed to conducting business with the highest levels of integrity, and to continually improving its regulatory compliance.

Notes:

[1] https://www.bk.mufg.jp/news/news2019/pdf/consentorder.pdf

-End-

Contact:

MUFG Bank, Ltd.

Public Relations Division

81-3-5218-1814